5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR and Federal Express

December 9, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP

Amendment No. 1 to Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-198990

Ladies and Gentlemen:

Set forth below are the responses of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2014, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-198990, filed with the Commission on November 12, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of your corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comment or Amendment No. 2, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Securities and Exchange Commission

December 9, 2014

Cash Distribution Policy and Restrictions on Distributions, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 69

1.	We note on page 71 that you add back borrowings from affiliates of CEG or cash on hand used to fund spin-off operating and capital expenditures and expansion capital expenditures. Please tell us why cash on hand used for these payments is added back to adjusted EBITDA to get to estimated cash available for distribution by Columbia OpCo since use of cash on hand generally decreases cash available for distribution. If the cash on hand represents a portion of the IPO proceeds earmarked for these expenditures, please clarify this in your disclosure.

RESPONSE: We acknowledge the Staff’s comment and submit that the cash on hand added back to adjusted EBITDA in the Estimated Cash Available for Distribution table represents a portion of the IPO proceeds designated to fund spin-off operating and capital expenditures and expansion capital expenditures. We respectfully note that in the Use of Proceeds section we state that “any remaining proceeds will be used to fund growth projects and for general partnership purposes.” We have clarified in Amendment No. 2 that this cash represents a portion of the IPO proceeds designated for these expenditures. Please see page 71 of Amendment No. 2.

2.	We note from your pro forma financial statements that CEG will assume the liability for a portion of the predecessor’s long-term debt. Please confirm our assumption that you will not retain the portion of debt due November 30, 2015; otherwise, explain to us why the repayment of this debt in 2015 is not considered when estimating the cash available for distribution for the 12 months ending December 31, 2015.

RESPONSE: We acknowledge the Staff’s comment and confirm that the Predecessor will not retain the portion of the debt due November 30, 2015.

Financial Statements for the Nine Months Ended September 30, 2013, page F-15

Note 4. Gain on Sale of Assets, page F-25

3.	We note your disclosure concerning gains on conveyances of mineral rights positions. Given the significance of these gains to your 2014 and anticipated 2015 results, please explain to us in more detail the substance of these transactions and your accounting for these transactions. Also tell us how you considered addressing this in an appropriate location in your filing.

RESPONSE: We acknowledge the Staff’s comment and wish to provide more detail on the substance of the gains on conveyances of mineral rights positions and the associated accounting for these transactions.

Securities and Exchange Commission

December 9, 2014

In 2012, CEVCO entered into an agreement with Hilcorp Energy I, L.P. whereby CEVCO agreed to convey leased acreage to Hilcorp in a pooling of assets, on which gas wells would be developed. In exchange for this conveyance of acreage, CEVCO received consideration in the form of cash and a carried interest for future drilling costs. CEVCO had an immaterial basis in the contributed leases. Consideration received in excess of CEVCO’s basis in the contributed leases is recognized as a gain on conveyance.

The accounting for these transactions is governed by ASC 932-360-40-7 through 40-9. At the time of conveyance, the gain is deferred as CEVCO had substantial obligation for future performance. To meet the obligation, NiSource must amend the original leases with landowners to the conveyed acreage. As the leases to the conveyed acres are amended and signed, the deferred revenue is relieved and the associated gain is recognized.

A description of the accounting for these transactions is included and has been updated on page 114, 115 and F-40 of Amendment No. 2.

Financial Statements for the Year Ended December 31, 2013, page F-31

Combined Statements of Cash Flows, page F-36

4.	We note the adjusting item titled “(Gain)/loss on sale of assets and impairment, net” that is part of your reconciliation of Net Cash Flows from Operating Activities. Please tell us whether this item includes any amounts for impairments. If so, please quantify for us the amount for each year presented and explain why the amounts for this line item agree to the amounts for the line item on your Combined Statements of Operations titled “(Gain)/loss on sale of assets” which appears to exclude any impairments.

RESPONSE: We acknowledge the Staff’s comment and note that we do not include any amounts for impairments in the adjusting item titled “(Gain)/loss on sale of assets and impairment, net” that is part of our reconciliation of Net Cash Flows from Operating Activities. We have revised the Registration Statement accordingly. Please see page F-36 of Amendment No. 2.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-38

K. Revenue Recognition, page F-40

5.	We note from disclosures elsewhere in your filing that Other Revenues primarily consists of revenue from mineral rights and processing, rent and sales of gas. Given the disaggregation of this revenue on the face of your Combined Statements of Operations, please tell us why you have not explained what this category of revenue represents within the footnotes to your financial statements. We believe this would be useful information to your investors given the disclosures elsewhere in your footnotes concerning mineral rights, as this will enable your investors to better assess the impact of these mineral rights on your operations.

Securities and Exchange Commission

December 9, 2014

RESPONSE: We acknowledge the Staff’s comment and have supplemented our revenue recognition policy to include a description of revenue from mineral rights, including the amount of these revenues per period and to clarify where we include these revenues on the face of our Combined Statement of Operations. Please see pages 115, F-22 and F-40 of Amendment No. 2.

Note 16. Segments of Business, page F-69

6.	We note your disclosures in this footnote and have the following comments:

We read that your operations comprise “one primary business segment.” Please tell us whether this has the same meaning as one operating segment as that term is defined in ASC 280. If so, please explain to us in reasonable detail how your chief operating decision maker is able to effectively manage your regulated and unregulated businesses together given the significantly differing risks and regulatory environments of these two types of businesses. If these businesses are managed together because your unregulated businesses are immaterial, please demonstrate this to us in your response.

Please tell us where you have provided the entity-wide disclosure required by ASC 280-10-50-40. If the disaggregation of revenue on the face of your Combined Statements of Operations is intended to satisfy this disclosure requirement, please confirm our assumption that all revenues from unregulated businesses are captured in the line item titled “Other revenues;” otherwise, explain to us how you determined it was appropriate to aggregate revenue from regulated and unregulated businesses.

RESPONSE: We acknowledge the Staff’s comment and note that our description of “one primary business segment” is intended to have the same meaning as one operating segment as defined in ASC 280. We have revised page F-69 of Amendment No. 2 accordingly.

As described in greater detail below, our chief operating decision maker (“CODM”) is able to effectively manage the regulated and unregulated businesses together as a single operating segment primarily due to (i) the relatively small size of the unregulated businesses as compared to our consolidated operations, (ii) the interplay between the unregulated and regulated businesses, and (iii) the nature of the operations of a portion of the unregulated businesses, which do not require significant day-to-day management.

The following table demonstrates the relative size of the unregulated businesses compared to the combined Predecessor:

Securities and Exchange Commission

December 9, 2014

As of December 31, 2013 (in millions)	Total Assets	Operating Revenues	Net Income
Unregulated businesses	$501.6	$49.9	$18.6
Predecessor Historical	7,261.8	1,179.4	266.9
Unregulated as % of Predecessor Historical	6.91%	4.23%	6.97%

As of December 31, 2012 (in millions)	Total Assets	Operating Revenues	Net Income
Unregulated businesses	$328.3	$40.3	$16.3
Predecessor Historical	6,623.2	1,000.4	230.0
Unregulated as % of Predecessor Historical	4.96%	4.03%	7.09%

As of December 31, 2011 (in millions)	Total Assets	Operating Revenues	Net Income
Unregulated businesses	$121.3	$34.9	$15.9
Predecessor Historical	6,142.6	1,005.6	203.1
Unregulated as % of Predecessor Historical	1.97%	3.47%	7.83%

As of September 30, 2014 (in millions)	Total Assets	Operating Revenues	Net Income
Unregulated businesses	$599.8	$60.3	$30.4
Predecessor Historical	7,806.8	1,006.5	204.7
Unregulated as % of Predecessor Historical	7.68%	5.99%	14.85%

As of September 30, 2013 (in millions)	Total Assets	Operating Revenues	Net Income
Unregulated businesses	$434.1	$33.7	$8.5
Predecessor Historical	6,997.5	563.3	195.2
Unregulated as % of Predecessor Historical	6.20%	5.99%	4.37%

With respect to the interplay between our regulated and unregulated businesses, we note that the unregulated and regulated businesses have many common policies, practices and procedures. For example, project management and employee safety for all businesses is handled by centralized functions. In addition, most of the unregulated gathering systems interconnect with our regulated transmission lines.

The management of our mineral rights positions, which generate a significant portion of our income for our unregulated businesses, generally does not require active day-to-day participation from managers. The results of those operations primarily depend on third-party drilling activity that generates royalty revenues and periodic mineral rights sales transactions that generate gains on conveyances. This minimized level of management involvement further enables our CODM to effectively manage our businesses as a single operating segment.

As noted on page F-69, the NiSource chief executive officer is the CODM of the Predecessor because he evaluates the performance of our operations and determines how to allocate resources on a consolidated basis. In doing so, he is provided on a monthly basis with consolidated financial data, which includes actual results, results compared to budget and other financial data and forecasts for the Predecessor. The management teams of the regulated and unregulated businesses report to the Columbia Pipeline Group Operations chief executive officer (the “CPG CEO”), who, in turn, is directly accountable to and maintains regular contact with the CODM. Final decisions regarding allocations of resources are made by our CODM. Furthermore, the compensation of the CODM and the CPG CEO is designed to reward them based on consolidated results of the operations of, in the case of the CODM, NiSource’s consolidated operations and, in the case of the CPG CEO, the Predecessor as a whole. Given this management structure as well as the other facts described above, the Partnership believes it is appropriate to identify its operations as a single operating segment in accordance with ASC 280. In the future, the Partnership will continue to assess its facts and circumstances to assess whether multiple segment reporting is required.

The disaggregation of revenue on the face of the Combined Statements of Operations was intended to satisfy the disclosure requirement of ASC 280-10-50-40. We note that a portion of the revenues from our unregulated businesses are captured in the “Transportation revenues” line item and the remainder is reflected in the “Other revenues” line item. For 2013, 2012 and 2011, the “Transportation revenues” line item includes $24.4 million, $18.2 million, and $9.7 million, respectively, of revenues generated from gathering services, which is a form of transportation of gas. Unregulated revenues included in the “Other revenues” line item primarily consist of mineral rights royalty revenues of $21.2 million, $18.5 million and $14.5 million for the years ended December 31, 2013,2012, and 2011, as described on pages 114, 115, F-22 and F-40 of Amendment No. 2. These unregulated revenues are immaterial compared to our total revenue and, as a result, we have not broken them out separately.

*        *        *         *        *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 9, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Robert E. Smith, CPP GP LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.